[Robert E. Low's Letterhead]


                                 March 30, 2000


John M. Grayson, Jr.
Morgan Keegan & Company, Inc.
Morgan Keegan Tower
50 Front Street.
Memphis, Tennessee 38103

Dear Mr. Grayson:

         This letter is to acknowledge receipt today of the confidentiality agreement in letter form dated March 28, 2000 submitted by you on behalf of your client, KLLM Transport Services, Inc.

         Hopefully, your submission of the confidentiality agreement indicates the willingness of your client in not only making available to me the information necessary to conduct a due diligence review for the purpose of evaluating a potential transaction with KLLM, but to begin exploratory discussions with regard to such a transaction.

         Although I fully expected and would be willing to sign a reasonable confidentiality agreement providing KLLM with appropriate protection as to the information furnished to me, I was disappointed in the form of confidentiality agreement submitted to me primarily because of its inclusion of a two year standstill provision. As you probably expect, I would be unwilling to undertake such a "standstill" position. My interest is to pursue discussions with your client on a friendly basis and I believe that the holding of such exploratory discussions would be in the best interest of KLLM and its stockholders. However, I will not sacrifice virtually all of the options and alternatives otherwise available to me without assurances that we will be able to negotiate a transaction supported by the KLLM Board.

         I hope that the form of confidentiality agreement submitted to me merely represents your firm's customary first attempt to obtain a confidentiality agreement and does not indicate the unwillingness of the KLLM Board to hold exploratory discussions and to permit the orderly conduct of a due diligence review by inclusion of unacceptable provisions such as the standstill paragraph.

         I am enclosing for your information a form of confidentiality agreement reflecting the type of agreement I would be willing to sign.

         I would appreciate your prompt response.

                                           Very truly yours,


                                           /s/ Robert E. Low

                                           Robert E. Low